VIRALYTICS LTD
ONCOLYTIC VIRUSES

RECEIVED
2007 APR -2 A 9:28
OFFICE OF INTERNATIONAL CORPORATE FINANCE

14th March 2007

BEST AVAILABLE COPY

07022065

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

SUPPL

Attention: Mr. Elliot Staffin

Re: ~~Viralytics Limited~~
12g3-2(b) Information
File No. 82-34945

Dear Mr. Staffin

Enclosed please find information that Viralytics Limited is required to furnish to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

The attached documents are being furnished with the understanding that:

- they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act; and
- neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that Viralytics Limited is subject to the Securities Exchange Act.

If you have any questions or comments, please call the undersigned on telephone 61 2 9499 3200.

Bryan Dulhunty
Executive Chairman

PROCESSED
APR 06 2007
THOMSON
FINANCIAL

Viralytics Ltd ABN 12 010 657 351
www.viralytics.com
t +61 2 9499 3200 f +61 2 9499 3300
PO Box 1045, Pymble Business Centre, Pymble NSW 2073
8/33 Ryde Road Pymble NSW 2073
Australia

RE RECEIVED

2007 APR -2 A 9: 28

OFFICE OF INTERNATIONAL CORPORATE FINANCE

VIRALYTICS LTD

ONCOLYTIC VIRUSES

A NEW HOPE FOR CANCER TREATMENT

ASX Release

Date: March 14, 2007

North American Investor and Scientific presentation update

The Company is currently engaged in a series of North American Investor and Scientific presentations. These presentations will be made to a number of groups including

- Haynes Capital Corp. a North American capital management company which is hosting a presentation by Professor Darren Shafren and Dr Stephen Lambros of Viralytics Ltd, on the 13 March 2007 to select investors. Haynes Capital will be distributing to its client base details of this presentation. Details of this presentation and information about Haynes Capital Corp are attached.

- Professor Darren Shafren and Dr Stephen Lambros will also be presenting a lecture to the Toronto Ovarian Cancer Research Network, at the Princess Margaret Hospital in Toronto, Canada, entitled: "Echovirus type 1 has potent oncolytic activity in ovarian cancer." on March 13, 2007. Echovirus type 1 is one of the oncolytic viruses under development at Viralytics Ltd. This oncolytic virus uses the integrin complex alpha2beta1 for attachment and infection of a cell. Alpha2beta1 integrin has been found to be highly over-expressed in human ovarian cancer cell lines, and potent oncolytic activity demonstrated in animal models of human ovarian cancer.

  The Toronto Ovarian Cancer Research Network is a multidisciplinary network of scientists, pathologists and clinicians dedicated to research and treatment of ovarian cancer. Members are affiliated with the University of Toronto teaching hospitals, including the Princess Margaret Hospital, one of North America's premier cancer treatment and research institutions, as well as Guelph University, York University and the University of Toronto.

Following these presentations Viralytics Ltd will be attending as official sponsor the 4th International Conference on Oncolytic Viruses as Cancer Therapeutics to be held in Scottsdale, Arizona, USA, on March 14-17.

Researchers from the University of Newcastle will be presenting an abstract and poster presentation on March 16 entitled:

"CVA21, a common cold producing virus with anti-cancer properties against Human Metastatic Breast Cancer."

In a metastatic Breast Cancer animal model, CAVATAK™ demonstrated significant efficacy with a single intravenous dose.

The conference is the largest gathering of clinicians, researchers and biotechnology companies dedicated to the development of Oncolytic viruses.

About Viralytics Ltd. Viralytics is listed on the Australian Stock Exchange (ASX code: VLA), Viralytics ADR trades under VRACY on the OTC market in the USA. Viralytics' principal asset is the intellectual property relating to CAVATAK™, an Oncolytic Virus technology. CAVATAK™ is the trade name for Viralytics' proprietary formulation of the Coxsackievirus Type A21 (CVA21). CVA21 is a human virus that occurs naturally in the community. CVA21 has been associated with upper respiratory infection ("cold" like symptoms) and is self limiting, requiring no specific treatment for those infected to completely recover. In order to infect a cell, CVA21 must first attach to the outside of a cell, using a specific 'receptor' on the cell's surface (like a key fitting a lock). CVA21 uses two receptors to infect cells, intercellular adhesion molecule-1 (ICAM-1) and/or decay accelerating factor (DAF). Both of these receptor proteins have been demonstrated to be highly expressed on multiple cancer types, including: melanoma, prostate cancer, breast cancer, multiple myeloma and others.

RECEIVED

2007 APR -2 A 9:28

OFFICE OF INTERNATIONAL CORPORATE FINANCE

VIRALYTICS LTD

ONCOLYTIC VIRUSES A NEW HOPE FOR CANCER TREATMENT

Haynes Capital Corp hosts Professor Darren Shafren and Dr. Stephen Lambros of Viralytics Ltd.

Toronto, Canada March,12 2007 - Haynes Capital Corp. will be hosting a Presentation by Professor Darren Shafren of the University of Newcastle and Dr Stephen Lambros, Chief Medical Officer of Viralytics Ltd, on the evening of March 13, 2007. Viralytics is an Australian Biotechnology company developing a set of natural Viruses that have cancer cell infecting properties.

This therapeutic approach is referred to as Oncolytic Virotherapy. Professor Shafren discovered the viruses' properties and published his findings in Clinical Cancer Research, in January 2004.

http://clincancerres.aacrjournals.org/cgi/content/full/10/1/53

" Oncolytic Virotherapy is gaining momentum as a new approach to the treatment of Cancer. Oncolytic Viruses have a mechanism by which the virus can preferentially infect cancer cells and then destroy those cells. The Oncolytic Viruses we are developing at Viralytics, take advantage of a natural property of the virus to attach to proteins that are over-expressed on cancer cells. Our lead virus is Coxsackievirus type A21 (Cavatak™) . It has been known to medicine for over 50 years, and has been associated with the common cold, and produces mild infections that are self limited: In other words you recover easily without significant harm when you have a natural infection with this virus. However when the virus is exposed to cancer cells, it changes character, and produces an infection that is quite destructive in the cancer cells, whether these cells are growing in a culture medium, or growing in animal model tumors", states Dr. Lambros.

" The receptors required by the set of viruses we are developing, are highly expressed on multiple cancer types. Our initial trial will be in melanoma. Other cancers that may be susceptible due to this over-expression of receptors the virus uses, include Prostate, Breast and Ovarian cancers, as well as Multiple Myeloma. Much work remains, of course, to properly investigate these viruses in trials, however we will be getting some indication as to their effect in late stage melanoma patients' tumors over the coming months." Dr. Lambros further reported.

The Company has acquired all Intellectual Property rights to this technology. The Company has received ethics committee approval to conduct 2 human trials. One trial is an intratumoural administered Phase I trial late stage Melanoma and the second trial is an intravenous administered Phase I trial in late stage Breast, Prostate and Melamona cancer.

8/33 Ryde Road, Pymble NSW 2073 Australia
PO Box 1045, Pymble Business Centre, Pymble NSW 2073 Australia
P 61 2 9499 3200 F 61 2 9499 3300
E viralytics@viralytics.com W www.viralytics.com
VIRALYTICS LTD ABN 12 010 675 351

About Viralytics Ltd.

Viralytics is listed on the Australian Stock Exchange (ASX code: VLA), located in Sydney Australia. Viralytics ADR trades under VRACY on the OTC market in the USA. Viralytics' principal asset is the intellectual property relating to CAVATAK™, an Oncolytic Virus technology. CAVATAK™ is the trade name for Viralytics' proprietary formulation of the Coxsackievirus Type A21 (CVA21).
www.viralytics.com

About Haynes Capital Corp.

Haynes Capital Corp is a capital management company that provides access to the investment community. Services include corporate finance strategies, investor awareness programs and strategic business development. For more information on Haynes Capital visit www.haynescapital.com.

Haynes Capital Corp.
Mr. Brent O'Connor
1-866-507-0481 (Investor Relations)
brent@haynescapital.com

END